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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

November 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor

Re:	Golub Capital BDC 3, Inc.
Amendment No. 1 to Registration Statement on Form 10
File Numbers: 000-55846 and 814-01244

Ladies and Gentlemen:

Golub Capital BDC 3, Inc., a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-55846) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated October 25, 2017 from James E. O’Connor of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, and in a phone call on November 2, 2017 between Mr. O’Connor and Mr. Friedmann relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges the Staff’s comment.

James E. O’Connor November 28, 2017 Page 2

2.	Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Response:

The Fund confirms that it does not intend to issue preferred stock within a year from the effective date of the Registration Statement. Other than with respect to its leverage facilities, the Fund confirms that it does not intend to issue debt securities within a year from the effective date of the Registration Statement. The Fund has revised the disclosure in Amendment No. 1 to clarify that it does not intend to issue preferred stock or, other than with respect to its leverage facilities, debt securities within one year from the effective date of the Registration Statement.

Item 1. Business

Market Trends, page 6

3.	Please reconcile the disclosure in the paragraphs, Competition from Bank Lenders and Market Environment. If it is currently true, as you say, that commercial banks are continuing to “de-emphasize” middle market lending, but there is increased competition from other entities, are you saying that this is a net benefit for the Fund?

Response:

The Fund respectfully submits that it is not drawing any conclusion regarding the net benefit or detriment to the Fund of commercial banks de-emphasizing middle market lending in recent years and increased competition from other entities. In its disclosure, the Fund has sought to describe what it believes to be significant market trends that it believes may affect its performance.

Investment Structure, page 10

4.	In the first paragraph, please define the term, “private equity sponsor,” and explain the role of such entities in the Fund’s investment process.

Response:

The Fund respectfully submits that the term “sponsor” is defined in the second paragraph under “Item 1. Business” as referring to private equity firms. In addition, the role of private equity firms, or sponsors, in the Fund’s investment process is described under the caption “Item 1. Business—Investment Process Overview—Origination.” The Fund has revised the disclosure referenced in the Staff’s comment to refer to the defined term “sponsor” rather than “private equity sponsor.”

James E. O’Connor November 28, 2017 Page 3

Senior Loan Fund, page 11

5.	Please inform the staff whether “GBDC 3 SLF” will be consolidated in the Fund’s financial statements. If not, please inform the staff about whether the Fund’s auditor agrees with that decision and any applicable guidance or authorities from GAAP and/or the securities laws and regulations that support it.

Response:

GBDC 3 SLF will not be consolidated in the Fund’s financial statements. The Fund respectfully submits that the structure of its investment in GBDC 3 SLF is substantially identical to the structure of the investments by GBDC in Senior Loan Fund LLC (“GBDC SLF”) and by GCIC in GCIC Senior Loan Fund LLC (“GCIC SLF”), that neither GBDC nor GCIC consolidate GBDC SLF and GCIC SLF in their respective financial statements and that the Fund’s joint venture partner, RGA, is the same as GBDC’s joint venture partner and is an affiliate of GCIC’s joint venture partner, Aurora National Life Assurance Company.

The non-consolidation of the financial statements of GBDC SLF in GBDC’s consolidated financial statements was discussed at length with the Staff and was the subject of a written submission to the Staff prior to GBDC’s investment in GBDC SLF. Similar to GBDC SLF and GCIC SLF, the non-consolidation of GBDC 3 SLF is in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Fund considered ASC Topic 946, ASC Topic 810 and SEC IM Guidance Update No. 2014-11 in reaching this conclusion. Voting rights for GBDC 3 SLF are split 50-50 between the members and all material investment and operational decisions are jointly shared and must be approved by an equal number of representatives from both the Fund and RGA. Because the Fund does not have a majority voting interest or controlling rights in GBDC 3 SLF, the Fund has concluded that it does not have a controlling financial interest in GBDC 3 SLF. As a result, the Fund has concluded it should account for GBDC 3 SLF as an investment in a controlled affiliate company, rather than consolidating GBDC 3 SLF for financial reporting and accounting purposes.

a.	The Fund respectfully submits that, as discussed with the Staff prior to GBDC’s investment in GBDC SLF and consistent with industry practice, the leverage of GBDC 3 SLF, as a non-consolidated subsidiary, is not treated as a senior security of the Fund for purposes of calculating the Fund’s asset coverage under the 1940 Act.

b.	The Fund respectfully submits that, as discussed with the Staff in connection with GBDC’s investment in GBDC SLF, the Fund will treat its allocable portion of the investment income generated by its investment in the LLC equity interests of GBDC 3 SLF as investment income in calculating the Income Incentive Fee payable to GC Advisors. The Fund will treat the realized gains and losses on the sale of the loans held by GBDC 3 SLF as capital gains in calculating the the Capital Gain Incentive Fee payable to GC Advisors.

The Fund respectfully submits that in the event it files a registration statement on Form N-2 for the offering of securities under the Securities Act of 1933, as amended, it will, for purposes of the Fees and Expenses table, include the expenses of GBDC 3 SLF as “Acquired fund fees and expenses” to the extent such fees exceed one basis point. The Fund respectfully submits that no management fee is charged by Golub Capital LLC in connection with the administrative services it provides to GBDC 3 SLF. However, GBDC 3 SLF does reimburse Golub Capital LLC for its costs related to providing accounting, bookkeeping, treasury, loan operations, reporting and administrative services for GBDC 3 SLF.

James E. O’Connor November 28, 2017 Page 4

6.	Please confirm to the staff that the Fund will perform (i) an annual analysis as to whether the financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X have been triggered, and (ii) a quarterly analysis as to whether the financial information requirements of Rule 10-01(b)(1) of Regulation S-X have been triggered.

Response:

The Fund confirms that it will perform (i) an annual analysis as to whether the financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X have been triggered, and (ii) a quarterly analysis as to whether the financial information requirements of Rule 10-01(b)(1) of Regulation S-X have been triggered and will include in its filings under the Exchange Act any incremental financial statements or other financial information required under either such Rule.

7.	Will GBDC 3 SLF rely upon one of the exceptions from the definition of “investment company” set forth in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”)? If yes, confirm that the Fund will not treat it as an “eligible portfolio company,” as defined in Section 2(a)(46) of the 1940 Act.

Response:

Because GBDC 3 SLF has beneficial ownership of less than one hundred persons and the owners of GBDC 3 SLF are qualified purchasers as defined by the 1940 Act, SLF is exempt from registration as an investment company under both Section 3(c)(1) and Section 3(c)(7) of the 1940 Act. The Fund confirms that it will not treat its investment in GBDC 3 SLF as an “eligible portfolio company,” as such term is defined in Section 2(a)(46) of the 1940 Act.

8.	Please confirm to the staff that the financial statements of GBDC 3 SLF will be included in the Fund’s Form 10-K reports.

Response:

The Fund respectfully submits that for periods ending after the commencement of operations of GBDC 3 SLF the Fund’s financial statements will include disclosure of GBDC 3 SLF’s financial information that is consistent with the presentation that GBDC agreed to provide following consultation with the Chief Accountant’s Office of the Commission prior to GBDC entering into the GBDC SLF.

James E. O’Connor November 28, 2017 Page 5

9.	Please provide the staff with copies of all material agreements that the Fund has entered into with respect to its arrangement to co-invest with “RGA” through GBDC 3 SLF. See Regulation S-K 601(b)(10).

Response:

As requested, the limited liability company operating agreement of GBDC 3 SLF has been filed as Exhibit 10.8 to Amendment No. 1.

Private Placement of Our Common Stock, page 12

10.	Please clarify the relationship of the last sentence on page 12 and the first sentence on page 13. Under what circumstances will the Fund bear “placement or distribution fees” where the net proceeds upon a sale of common stock are equal to or more than the net asset value per share?

Response:

The Fund respectfully submits that, in jurisdictions outside the United States, potential investors may agree to purchase shares of the Fund’s common stock at a price in excess of the net asset value of such shares and that such excess amount may be paid to a placement or distribution agent engaged by the Fund. In no event would the Fund sell shares of its common stock for net proceeds to the Fund (exclusive of underwriting discounts and commissions) that are less than the then-current net asset value per share.

Conflicts of Interest, page 14

11.	Please disclose the Fund’s current “targeted leverage ratio,” referred to in the second paragraph on page 15.

Response:

The Fund respectfully submits that its targeted leverage ratio is subject to revision based on current market conditions and the composition of the Fund’s portfolio, although never less than the 200% asset coverage limit imposed by the 1940 Act, and that its initial leverage may vary while the Fund ramps its portfolio. Upon achieving a larger and more mature portfolio, the Fund would expect to maintain a more stable target leverage ratio and will consider disclosing an expected range of its target leverage ratio at such time.

James E. O’Connor November 28, 2017 Page 6

Management Fee, page 16

12.	We suggest that, because it would be helpful to investors, you consider adding a fee table that conforms to requirements of Item 3 of Form N-2.

Response:

The Fund respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in the Registration Statement. However, the Fund has included in Amendment No. 1 a fee table that includes information regarding the Fund’s recurring annual expenses that would be disclosed in a fee table conforming to the requirements of Item 3 of Form N-2.

Income and Capital Gain Incentive Fee Calculation, page 18

13.	In the second paragraph, please explain how “...it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which we have incurred a loss.” The example of the subsequent sentence should be revised to illustrate this point.

Response:

As requested, the Fund has revised the referenced disclosure in Amendment No. 1 to clarify how an Incentive Fee may be paid in a period in which the Fund has incurred a loss.

Administration Agreement, page 26

14.	Please add disclosure where appropriate that discusses how the board of directors, including the independent directors, will review the compensation that the Fund pays to the Administrator and determine that such payments are reasonable in light of the services provided. This discussion should include an explanation of how the board of directors determines that expenses are appropriately among the Fund and the affiliates of Golub, as well as the policies and procedures that the board follows.

Response:

As requested, the Fund has revised the disclosure in Amendment No. 1 to discuss how the board of directors will review amounts reimbursed to the Administrator pursuant to the Administration Agreement and how the board of directors will determine that such payments are reasonable in light of the services provided and allocated appropriately among the Fund and other funds sponsored or managed by Golub Capital.

James E. O’Connor November 28, 2017 Page 7

Senior Securities, page 29

15.	Please clarify that the Funds’ borrowings in excess of 5% of total assets for temporary purposes and all of their borrowings for “emergency purposes” that are not “temporary” will be subject to the 200% asset coverage requirements of Section 61(a)(1) of the 1940 Act.

Response:

As requested, the Fund has revised the disclosure in Amendment No. 1 to clarify that the Fund’s borrowings for temporary purposes in excess of 5% will be subject to the 200% asset coverage requirements of Section 61(a)(1) of the 1940 Act.

Other, page 30

16.	Please clarify the last sentence, on page 30, to state, in substance, that the Fund may co-invest alongside any clients, accounts, and funds managed by the Adviser and its affiliates consistent with no-action relief permitting a fund and such affiliates to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Adviser negotiates no term other than price. (See Mass Mutual Life Ins. Co. (June 7, 2000)).

Response:

As requested, the Fund has revised Amendment No. 1 to include the requested clarifying disclosure.

Item 1A. Risk Factors

Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders..., page 43

17.	Please disclose under a separate heading that, to the extent the Fund invests in original issue discount (“OID”) instruments, including payment-in-kind (“PIK”), zero coupon bonds, and debt securities with attached warrants, investors will be exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•    The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

James E. O’Connor November 28, 2017 Page 8

•    The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•    PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

•    An election to defer PIK interest payments by adding them to principal increases the Fund’s gross assets and, thus, increases future base management fees to the Adviser and, because interest payments will then be payable on a larger principal amount, the PIK election also increases the Adviser’s future income incentive fees at a compounding rate;

•    Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•    The deferral of interest on a PIK loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•    OID creates the risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized;

•    The Fund will be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets without investors being given any notice of this fact; and

•    The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response:

The Fund respectfully submits that, because OID and PIK investments are not expected to comprise a material percentage of the Fund’s investments, risk disclosure under a separate heading regarding OID and PIK would be potentially confusing to investors as it would overstate the significance of such risks. The Fund respectfully submits that it is pursuing an investment objective similar to that of GBDC and GCIC, whose portfolios as of September 30, 2017, held 3.6% and 2.6%, respectively, of OID and PIK instruments as a percentage of their respective total investments at fair value. As noted in the responses below, the Fund respectfully submits that the items noted in the Staff’s comment above are either already addressed elsewhere in the disclosure or should not be added for the reasons noted below.

James E. O’Connor November 28, 2017 Page 9

The Fund respectfully submits that it would be inaccurate to state that OID or PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans. However, Amendment No. 1 has been revised to include disclosure in the risk factor entitled “Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interests rates may make it more difficult for portfolio companies to make periodic payments on their loans” that “investments with a deferred interest feature, such as original issue discount income and payment-in-kind interest, could represent a higher credit risk than investments that must pay interest in full in cash on a regular basis.”

Although it may be true that certain PIK instruments have higher interest rates than corresponding coupon loans, the Fund respectfully submits such statement would only be true on a case by case basis and that, therefore, it would be inaccurate to include the disclosure requested in the second bullet point above.

The Fund respectfully submits that it would be inappropriate to single out PIK income securities as having unreliable valuations. The Fund respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Fund’s investments. Although, as stated in the third bullet point above, PIK securities may have more uncertain valuations because of the deferral of interest payments to lenders inherent in their structures, the Fund believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with PIK income than for debt securities without PIK income.

The Fund respectfully submits that the third paragraph of the risk factor entitled “There are significant potential conflicts of interest that could affect our investment returns— Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders and may induce GC Advisors to make certain investments, including speculative investments” states that the incentive fee earned by GC Advisors includes accrued income that may not have been received in cash and that the incentive fee may create an incentive for GC Advisors to invest on the Fund’s behalf in instruments with a deferred interest feature, including instruments with PIK income, which addresses the Staff’s comment in the fourth bullet point above.

Although, as stated in the fifth bullet point above, OID instruments may have higher volatility, the Fund believes this feature is not true to any greater extent than for debt securities with interest payments based on a floating interest rate index and without OID. Accordingly, the Fund respectfully submits that it would be inappropriate to single out OID instruments as having higher volatility. The Fund respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the fluctuations over short periods of time of the determination of the fair value of the Fund’s investments.

James E. O’Connor November 28, 2017 Page 10

With respect to the sixth bullet point above, whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors, which primarily include the performance of the portfolio company. Accordingly, the Fund respectfully submits that it would be inaccurate to state that the deferral of PIK interest necessarily increases the loan-to-value ratio.

In response to the seventh bullet point above, the Fund respectfully submits that the requested risk disclosure is already included the third paragraph of the risk factor entitled “There are significant potential conflicts of interest that could affect our investment returns— Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders and may induce GC Advisors to make certain investments, including speculative investments.”

With respect to the eighth bullet point above, the Fund does not believe there is any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for PIK interest is as likely to come from repayments on or sales of other instruments with PIK interest where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from proceeds of an offering. Accordingly, the Fund respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

With respect to the last bullet point, the Fund respectfully submits that the risk factor entitled “We may have difficulty paying our required distributions if we recognized income before, or without, receiving cash representing such income” includes the requested risk language.

Fair Value Measurements, page 69

18.	The disclosure, in the first paragraph on page 70, states: “Our fair value analysis includes an analysis of the value of any unfunded loan commitments.” Please provide in your response letter a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its “unfunded loan commitments” and a general explanation as to why the Fund believes it can cover such commitments.

Response:

The Fund respectively believes that its assets will provide adequate coverage to allow it to satisfy any of its unfunded investment commitments. The Fund and GC Advisors intend to monitor the Fund’s level of unfunded investment commitments as well as historic rates of drawings upon unfunded investment commitments across the Golub Capital platform to determine that the Fund has sufficient assets, sufficient unfunded capital commitments and available debt commitments under the Revolver to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Were the level of unfunded commitments (or historic rates of drawings upon unfunded commitments) to rise to a level such that the Fund no longer believed that it maintained sufficient assets to provide adequate coverage, the Fund would explore one or more of (a) the expansion of one of or more of its leverage facilities (subject to the limitations of the 1940 Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities.

James E. O’Connor November 28, 2017 Page 11

Subordinated Liquidation Incentive Fee

19.	With respect to the third component of the Fund’s incentive fee, the Staff does not believe that a transaction where assets of the Fund have not been sold for cash consideration constitutes an event in which gains are realized for purposes of Section 205 of the Advisers Act.

Response:

The Fund respectfully submits that the application of the Subordinated Liquidation Incentive Fee to a transaction for non-cash consideration, such as the publicly-traded securities of an acquirer, is consistent with Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Section 205 of the Advisers Act provides that a business development company, such as the Fund, is not prohibited from entering into an investment advisory contract that provides for compensation to its investment adviser based upon “capital gains upon or capital appreciation of the funds of” the business development company; provided that such compensation does not exceed 20% of the business development company’s realized capital gains net of unrealized capital depreciation and realized capital losses. The Fund respectfully submits that it is not aware of any Commission regulations or formal guidance that requires cash consideration in order to have realized gains for purposes of Section 205 of the Advisers Act.

The Fund submits that a liquidation (as defined in the Investment Advisory Agreement) of the Fund may take many forms, including a transaction in which the Fund either merges with and into or contributes substantially all of its assets to another business development company or closed-end fund (or subsidiary thereof) in exchange for consideration comprised of cash, securities or a combination of both, and that such transactions provide the same economic benefit to stockholders of the Fund. The Investment Advisory Agreement, however, provides that a Capital Gain Incentive Fee is calculated based on “net sales price,” and, as a result, a liquidation transaction without a net sales price would not trigger a Capital Gain Incentive Fee. In such circumstances, the Subordinated Liquidation Incentive Fee is intended to compensate GC Advisors for the realized gains from the liquidation transaction, consistent with Section 205 of the Advisers Act. Because GC Advisors has irrevocably waived the Subordinated Liquidation Incentive Fee for events occurring prior to a Liquidity Event (as defined in the Investment Advisory Agreement), a transaction for non-cash consideration would only result in payment of a Subordinated Liquidation Incentive Fee if such non-cash consideration were comprised of publicly-listed securities of an acquiring entity.

James E. O’Connor November 28, 2017 Page 12

In a transaction where the consideration is exclusively cash, a merger should be treated as a sale of all of the assets of the Fund and trigger payment of a Capital Gain Incentive Fee calculated based on the net sales price paid in the transaction. Upon closing of the cash merger or sale of the Fund’s assets for cash consideration, GC Advisors would be compensated for the gain realized by the stockholders of the Fund pursuant to the Capital Gain Incentive Fee as permitted under Section 205 of the Advisers Act.

Regardless of the form of consideration, gain is realized to the same extent. However, where the consideration is non-cash, GC Advisors would not be eligible to receive the Capital Gain Incentive Fee due to the absence of a net sales price. For example, if the Fund were to contribute its assets to another business development company or closed-end fund in exchange for publicly-traded securities of the acquiring entity and then distribute such publicly-traded securities to Fund stockholders in liquidation of the Fund, the Subordinated Liquidation Incentive Fee would compensate GC Advisors for the net gain realized by the Fund’s stockholders on the contribution transaction to the same extent as if the transaction had been a sale for purposes of the Investment Advisory Agreement. In such a transaction, GC Advisors would have disposed of Fund investments and realized gains for stockholders and, where the acquiring entity was advised by a third party, would no longer have an opportunity to earn a Capital Gain Incentive Fee on future gain on such investments. The economic benefit to stockholders is exactly the same as a cash transaction, and stockholders would have the ability to recognize their realized gain from the liquidation transaction by selling the publicly-traded securities of the acquiring entity into the public market. The Fund respectfully submits for the reasons described above that the form of the liquidation transaction should not impact the amount of incentive compensation payable to GC Advisors based on realized gains at termination of the Investment Advisory Agreement.

Therefore, the Fund respectfully submits that payment of a Subordinated Liquidation Incentive Fee to GC Advisors in respect of realized gains from a liquidation transaction for non-cash consideration is consistent with Section 205 of the Advisers Act.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter by telephone at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

James E. O’Connor November 28, 2017 Page 13

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC 3, Inc.
Ross A. Teune, Golub Capital BDC 3, Inc.
Joshua M. Levinson, Golub Capital BDC 3, Inc.